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                                                                    Exhibit 16.1


                         [DELOITTE & TOUCHE LETTERHEAD]



June 17, 2003

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

We have read Item 4 of Form 8-K of DVI, Inc. (the "Company" or "DVI"), dated June 2, 2003, as filed with the Securities and Exchange Commission (SEC") on June 9, 2003, and have the following comments:

FIRST, SECOND AND THIRD PARAGRAPHS:

We agree with the statements made in these paragraphs, except state that, as discussed below, with respect to the last sentence of the third paragraph, it is our understanding that such sentence should refer to paragraphs four, five and six and that the matters discussed in paragraph seven reflect a reportable event and not a disagreement.

FOURTH PARAGRAPH:

We agree with the statements made in the first and second sentences of this paragraph, except for the phrase "status of review performed," which should read "status of the review which was being performed."

We disagree with the statements made in the third sentence of this paragraph. On May 20, 2003, we advised Management, and the Board of Directors during its meeting that morning, as we had earlier discussed with Management, that the review of the interim financial statements included in the Company's quarterly report on Form 10-Q for the period ended March 31, 2003 (the "Form 10-Q") was not complete and of our recommendation that the Company delay its filing of the Form 10-Q. We indicated that the principal outstanding issues in our review related to certain transactions occurring from March 1999 through October 2002 and the accounting for certain investments resulting from such transactions which, to the best of our knowledge, continued to be held by the Company through the date of our resignation. We further indicated that the resolution of these and certain other accounting matters could give rise to additional issues to be considered. We did not indicate that the series of transactions referred to by the Company were the only aspect of our review that was not complete. Management and the Board of Directors were fully informed that our review was not complete prior to the filing by the Company of the Form 10-Q with the SEC on May 20, 2003.


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We disagree with the statements made in the fourth sentence of this paragraph.
Our request was for clarifying explanations and adequate documentation of the nature and business purpose of certain of the transactions we have described above to support Management's assertions about certain aspects of those transactions.

We disagree with the Company's stated belief in the fifth sentence of this paragraph regarding whether Deloitte's review was complete; we did not complete our review. In addition, we do not know whether we were provided with "all documentation that existed on the date the Form 10-Q was filed" that pertained to these transactions.

FIFTH PARAGRAPH:

We disagree with the statement made in the first sentence of this paragraph. As discussed above, certain of the transactions referred to occurred subsequent to June 30, 2002.

With respect to the statements made in the second sentence of this paragraph, we have not advised the Company to change the accounting treatment for those transactions that occurred prior to June 30, 2002. However, on May 20, 2003 we did advise Management and the Board of Directors that we were unable to conclude on the appropriateness of the Company's accounting for certain of the transactions we have described above due to insufficient information regarding the nature and business purpose of the transactions, and the lack of related supporting documentation. We have no basis to agree or disagree with the Company's description of the accounting effect or the amount disclosed.

We have no basis to agree or disagree with the statement made in the last sentence of this paragraph.

SIXTH PARAGRAPH:

While we agree with the statement made in the first sentence of this paragraph, subsequent to the filing of the Form 10-Q and prior to our resignation we also advised the Company's Audit Committee (where we refer in this letter to communications with the Audit Committee, except in paragraph nine, participating were one member of the Audit Committee and a member of the Board of Directors who was participating in the absence of the other Audit Committee member) and Board of Directors of the following:
   a.  we believe a correcting amendment to the Form 10-Q should be filed;
   b. the statement in Note 11 to the interim consolidated financial statements contained in the Form 10-Q ("Note 11"), which Note we had not seen or discussed with Management prior to the filing of the Form 10-Q, that Deloitte & Touche "performed the review we requested of them" is not correct;
   c. the disclosure in the first paragraph of Note 11 omits disclosure of the possible impact of the transactions in question on the Company's reported net income for the nine months ended March 31, 2002; and
   d. the Audit Committee and Board of Directors should consult with legal counsel regarding these matters, including the propriety of Management's certifications in the original Form 10-Q and any correcting amendment.


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We further advised the Audit Committee that we were suspending our review procedures until we had an opportunity to assess the Audit Committee's plans to address our concerns.

As indicated above, we disagree with the Company's stated belief in the second sentence of this paragraph that we had completed our review. The Company did advise us that it did not intend to file a correcting amendment to the Form 10-Q.

SEVENTH PARAGRAPH:

We believe that the matter discussed in this paragraph is a reportable event under Item 304(a)(1)(v) of Regulation S-K.

We disagree with the statements made in the first and second sentences of this paragraph. On May 29, 2003, we requested that the Company's Audit Committee conduct an independent investigation of the nature and business purpose of certain transactions with a company in which DVI had an investment, to which DVI had made loans and which was a party to some of the transactions referred to in the first paragraph of Note 11. We also advised the Audit Committee that we would not be able to complete our review of the Company's March 31, 2003 financial statements until the investigation had been satisfactorily completed.

We have no basis to agree or disagree with the statements made in the third and fourth sentences of this paragraph, except that we agree that we recommended to the Audit Committee that independent counsel be retained to assist in the independent investigation.

EIGHTH PARAGRAPH:

We disagree with the statement made in this paragraph. As noted above, we believe that the matter discussed in the seventh paragraph also constitutes a reportable event under Item 304(a)(1)(v) of Regulation S-K.

NINTH PARAGRAPH:

We agree with the statements made in the first and second sentences of this paragraph. However, in addition to advising the Company, we also advised the Company's Audit Committee of the identified weaknesses in internal control.

We disagree with the parenthetical inclusion of "non-recurring" in the third sentence of this paragraph. The identified deficiencies and related recommendations included certain non-systematic transactions that were also recurring. We agree with the other statements made in the third sentence.

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We disagree with the statements made in the fourth sentence of this paragraph, as they do not adequately describe our recommendations to correct the supporting documentation, review and approval deficiencies that resulted in the reportable conditions.

We have no basis to agree or disagree with the fifth sentence of this paragraph.


Yours truly,
/s/ Deloitte & Touche LLP



cc:  Mr. Nathan Shapiro, as a member of the Audit Committee
     Mr. Gerald Cohn, as a member of the Audit Committee
     Mr. Michael O'Hanlon, Chief Executive Officer and President
     Mr. Steven Garfinkel, Executive Vice President and Chief Financial Officer




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